MOVE
2019 Report


MOVE
MOVE
SICILIAN-STYLE CAPONATA

Dear investors,

2019 was major step for us. It was the first time that we introduced the idea of Move to the outside World. And the "outside world" responded in an incredible way— buying over 5,000 years of memberships worth over $1M.

At the same time, we made significant progress on the other end of our value chain. We pulled together an international supply chain comprised exclusively of World's greatest food producers — from Michelin chefs to celebrity bakers.

We also built a following for Move, steadily acquiring a waitlist with tens of thousands of participants and publishing content that would go on to be seen by millions.

Most importantly, in 2019, we began the invaluable work of building a long-term community, brand, vision and team. We brought on several key team members who have gone on to generate enormous financial growth and creative success for us in 2020.

I sincerely believe that none of our success in 2020 would have been possible if it weren't for the difficult, foundational work that we all did together in 2019.

We need your help!

We believe that we are finally ready to begin letting new members into the Move store. We currently have a waitlist of 130K. As a result, we want to be incredibly thoughtful with who we give access to first. We can use our investors help in identifying who our new members should be. Each of our investors has the ability and right to refer one new member to the Move store every month, allowing that new member to skip the waitlist. We would love it if our investors began referring people that they believe will be good Move members.

Sincerely,

Chai Mishra
CEO

Our Mission

We're on a mission to find the best household staples and make them accessible to everyone. Starting with grocery (the World's largest consumer sector), we're soon going to take over cleaning, toiletries, pharmacy, liquor and everything else that you usually get at the supermarket.

As always, we'll bring them to you the only way we know how: designed thoughtfully and made ethically- with consistently better packaging and experiences, powered by efficient and ethical supply chains.

See our full profile

How did we do this year?

Report Card

A-

The Good

- We met our primary goal for 2019 of selling $1M worth of memberships.
- We sourced over 125 products from over 50 producers in 2019.
- We partnered with 2 distribution centers in 2019.

The Bad

- We failed to adequately prepare for the supply chain disruptions caused by COVID 19 in 2020.
- We failed to accurately predict the demand we would end up seeing in 2020.
- We failed to prepare our suppliers and distribution partners for the speed and scale of our growth in 2020.

2019 At a Glance

January 1 to December 31

$383,188 +938%
Revenue

-$435,352
Net Loss

$25,425 +41%
Short Term Debt

$895,460
Raised in 2019

$374,576
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Move is based on a simple idea— modern commerce is not as good as it can be. That's why we're redesigning every aspect of how daily products are made and sold, from sourcing to delivery. And we're making an entirely new type of supermarket—one that's more efficient, ethical and enjoyable.

Milestones

- Y Combinator Alum (W17)

- Raised $3MM in investment.

- Investors include Y Combinator, San Francisco 49ers, Joe Montana, Adrian Grenier and Matt Bellamy.

- Sold 5,000 years of membership.

- Membership waitlist of 130,000+ participants with previous membership sales selling out in under 5 minutes.

- Reached $100K+ in revenue within first month of operations.

- Doubling revenue every 60 days.

- Average Move member spends 2x what the average Amazon customer does.

- Taking on the largest consumer sector in the World (US Grocery — $700Bn)

- The fastest digitizing consumer category of the COVID economy (Online grocery)

- Ethical business — customer owned, fair prices for producers, fair wages for workers.

- Work with 50 award-winning producers from Michelin chefs to celebrity bakers.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $383,188 compared to the year ended December 31, 2018, when the Company had revenues of $36,899. Our gross margin was 91.93% in fiscal year 2019, compared to -241.83% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $442,182, including $374,576 in cash. As of December 31, 2018, the Company had $298,187 in total assets, including $256,409 in cash.

- *Net Loss.* The Company has had net losses of $435,352 and net losses of $650,484 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $25,425 for the fiscal year ended December 31, 2019 and $18,035 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $19,994 in convertibles and $1,959,900 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Inhabit.io, Inc cash in hand is $374,576, as of December 2019. Over the last three months, revenues have averaged $130,000/month, cost of goods sold has averaged $45,000/month, and operational expenses have averaged $40,000/month, for an average net margin of $45,000 per month. Our intent is to be profitable in 18 months.

We officially launched our service in 2020. These financials only cover the period until December 31st, 2019.

Until December 31st, 2019, we were still in a "pre-launch" phase, where were intermittently allowing users to purchase memberships but not retail product.

Since our launch in January 2020, we have actively been selling products directly to users. Due to this, we have developed a substantial revenue stream since the period covered by these financial.

We expect revenues to average around $150,000 per month for the next 3 months (coming from a combination of membership and product sales).

We expect monthly expenses to be roughly $40,000 per month for the next 3 months.

We have raised significant angel investor funding and revenue-based debt financing in the period after December 31st, 2019.

Net Margin: -114% **Gross Margin: 92%** **Return on Assets: -98%** **Earnings per Share: -$87,070.40**

Revenue per Employee: $63,865 **Cash to Assets: 85%** **Revenue to Receivables: ~** **Debt Ratio: 6%**

Inhabit.io_Financial_Statements-_2019.pdf

Inhabit_Financial_Statements-_Reviewed.pdf

Inhabit.io_Financial_Statements-_Reviewed_v3.pdf

We ❤ Our 573 Investors

Thank You For Believing In Us

Y Combinator
FJ Labs
Ted Ooyevaar
Sushanto Calatur
Feng XU
Erasmus Elsner
Dorian Russell
Kyle Landry
Stephen Gellatly
Jim Merchant
Vito Longo
Steve Gara
Kazsa Bridges
Eugene A Fortune
Vasu Sistla
Logan Knox
Henry Igid
Gregory Scott
Eric Brook
Mark Tolliver II
Hunter Durham
Richard Cioci
Sagar Narola
Gs Suri
Casey Bales
Brian Pryor
Christopher L Neville
Bill Doerrfeld
Ed Strasbourger
Ben S Hirsch
Ron Hudspeth
Kevin Martin
Loryn Higgins
Okwudili C Amaechi
Theageeswar Pammi Bala...
Ahmed Khalifa Al Mansoori
Pratik Budhdev
Juan Ibarbol
Liana Fowler
Jijo John
Dave Morgan
Timothy Jones
Paul Camp
David Howell
Mason Gallik
Dorothea Vaccianna
Vandana Jain
Yakubu Abdul-Salam
Kelvin Cox
Shail Patel
Tony Jensen
Mitchell Robinson
Oluwasegun Michael Mor...
John H. Meyer
Nahiem Hood
Therese Bouabdo
Krista and Gary Holland
Bilal ElChaarani
Ben Hassler
Andrew Yuan
Mustafa Afghan
Lawrence Kephart
Matthew Chasin
Wenling Chang
Westley Steele
Vijay Nathan
Scott Nguyen
Leland Fiegel
Jason Linhares
Steven Billmaier
John Brooks
Meet Vaghani
Logan Lenz
Dirk Rients
Nicole Pop
Neil Roberts
Joshua Rosen
Abu Ahmed
Ranjit Bhinder
Marvin Harmon
Mark Ponko
Bennett Smith

SF 49ers
Dorm Room Fund
Alfonso Aduna
George Liu
Brian Belley
Matthew Rayner
Alex Payne
Brandon Young
Kurt Grela
Alexander Strange
Erhan Bilici
Kyle Okimoto
Mansour Alobaid
Srivathsan Srinivasagopal...
Morgan Z Whirledge
Ron Allen
John King
Fay Ibrahima
Dishen Patel
Gabriel Rakoski
Carl Lumma
Robert J Morris
Tashio Swanston
Katherine Swanson
Matthew Hefferon
Iran E Spradley
Vincent Montero
Benjamin Mena
Rick Mei
Ben Max Rubinstein
Steven Moran
Roger Chan
Jeffrey Ryu
Morris Gelman
Alex Seery
Garrison Adomian
Raj Thiyagarajan
Alex Kean
Harold Brook
Christoph Lymbersky
Josh Colenda
Jeffrey Wells
Ephraim Simon
Steven Chang
Sean ODonnell
Karolyn Son
William Yam
Jay Austad
Daren Palmer
Jacob Colson
William B Watson
Stefan Suarez
Nathan Webber
Anika Kai Ware
Daniel DeMeo
Gary DeVries
Davender Bhardwaj
Jimmie Cypress
Ahmad Altraiji
Marques Newson
Alexander Schledewitz
Gemmell Perry
Anna Ricciuti
Anuar Castellanos
David Troxell
Jamison Medrek
Coby Livesay
Daniel Schmidt
Cole Houston
Ivan Tihohod
Larry E Proud
Abhishek K Desai
Brian Rimel
Deviprasad Mulluru
Thiago Lemos Guerra
James Briner
Michael Amoroso
Adam Hussain Mashraqui
Casey P Hayden
Sharon J Baca
Pradeep Kumar Batchu
Kieran Ryan

Jason Wang
The House Fund
Francisco Malafaya
Mark Moses
Timothy James
Joseph Lancaster
Kevin Kaplan
Vivek Dixit
Taylor B O'Neal
Kejia Zhu
Ramakrishna V Kamath
Mason Revelette
Desiree Robertson
George Valdes
Saad ALSOGAIR
Nick Bartakovich
Andrew Lai
Altair Capital
Chinta Mani Bajgai
Devin Corr-Robinett
Tijana T. Vujadinovic
Toni Williamson
Misty Guevara
Vincent Hanks
Hector Abonce
Ken Macy
Johnny Travis
Peter Kelly
Rebecca Casuga
Richard Tsai
Hammy Tone
Adrienne Lloyd
Kevin Adams
Aaron Kirby Ricks
Akash Bajwa
Richard Gibbs
Ted Huynh
Gurpreet Singh
Chris Cessna
Gloria Su
Philip Pan
Manojkumar S. Patel
Benjamin Rosenthal
Rohit Soni
Baliram Patiram
Mark G Warner
Antony Lagana
Bruce Didier
Rj Malenfant
Randy Haffner
Richard Patrissi
Jay James
Matthew Julch
Jordan S. Reed
Robert Son
Jason FIELD
Nicholas Piro
John Webb
Dang Nguyen
Saurabh Malhotra
Darnell Eason
Tyrone Mabson
Ulo Sostra
Ginachukwu Amah
Lawrence Lee
Mike T
Sam Diphilippo
Andrew G Koren
James Kieckhefer
Edward Kuhrt
Jagan Pathra
Hiram Wong
Lukas Cadil
Sharon Renee Dreher
Michael Cupp
Raja Mallepeddi
Daniel Peterson
Steven Rychetnik
Stephen Ball
Anshul K Lal
Alex Vandermark
Jacqueline Hoang

Funders Club
iNovia Capital
Dillon Hanley
John Reese
Francis Banda
Andre Harrell
Benson Sung
Gautam Panikulangara
Erick G Suarez Nunez
Davon Williams
Alena Yevdokimova
Kim Cappelen Barnard
Warren Hsu
Scott Travis
Tyler Sakosits
Ted LeBow
Sean Short
James Quacinella
Benjamin Djidi
Riley Steele Parsons
Billy Womack
John H Abeles
Christian Johnson
Michael Marra
Vivek Vashishth
Stephanie Daisy Chang
Kenny Ray Pearson
Ruben Hillar
Chris Meador
Hatem Bazian
Jakarri Demery
Ray Dethloff
chandru Reddy
Wai Lam Kwan
Ray Florine
Robert Smith
Melinda Becker
Sanjit Om Tewari
Vincent Novak
Chidera Lucky-alozie
Sitaramaraju Siruvuri
Michael Morris
Randall F. Kinoshita
Kimberly Bess
Kyle Wong
Niels B Hansen
Darlington Etumni
Chutei & Accamma VARK...
Moacyr K Timas
Ankit Girish Vora
Bill Grisard
Arjunan Muthuvaduganat...
Martha J. Rose
Daniela Triana
Rinc Allen Burgmon II
William Goff
Ryan Y Cox
Justin A Skladanek
Jonathan Kroll
Ted Ainsworth
Eric Wilson
Charmaine Nalty
Cornell Munalem
Jeff Miller
Mira Kracke
Lianghao Chen
Evan Way
Robert Brayden
Li Huang
Willie Abraham
Michael Burke
William CLEMENS
Anthony Cafaro
Richard Interlandi
Daniel McGovern
Suresh Challapalli
Mark Chrzanowski
William Gonzalez
Abhilash U
Jane Stuart
Clifton Bennett
Jonny Price

Matt Bellamy
Anand Kulkarni
Carita Huckaby
Russell Murphy
Jeff Lazcano
Jason Haxton
Peter Jones
Chase Andrew Gardner
David Carrillo
Nick Teriaca
Blake Schreck
Troy Ochowicz
Chester Anaen
Christopher Khan
Ronald Cunningham
Adam Hill
Nathan Eslinger
Jeanna Motmans
Liam Egan
Jon Khaykin
Pouria Pezeshkian
Pavel Ledyan
Jerome Baladad
Byron Leal Rivera
Joe Dandachli
Weldon Bullard
John Sutton
Harry Cradock
Dan Wolf
Daniel Sim
Eric Stoner
Murtaza Ramzan
Erique Collins
Jo Ann Zahra
Daniel Scullen
Herbert Gracia
Jeffrey N. Vargas
Tony Francis
John Butterfield
Aaron Weiss
Michele Martinelli
Christian Atta-Darkwah
Bill Wollrab
Erik Talvola
Eric Santucci
Patrick Wilson
Casandra Kennedy
Matthew Sargeant
Corey Groom
Vinicio Liquey
Jasandeep Singh Mahal
Ola Stahl
Marty Kirkley
Patricia Carmichael
Russell Larocque
Gary Darr
Shiori Williams
Mike Salewski
David J Pappone
James Marquez
Arthur House
Yonasan Schwartz
Paul Sciortino
Tenwende Zongo
Andrea Johanna Hensler
Kashif Malik
Nathan Greiner
Georg Gaugl
Vinodh Rajagopalan
David Crain
Anand Iyer
Nikhil Chinmaya
H. Hunter Perry
Erwin Paul G. Senoren
George Robertson
Chip Patterson
Price William Foulger
Christopher DeVine
Kevin Harding
Wilian Susin
Thomas Wright
Katie Powers

Joe Montana
Kevin Maley
Anthony E. Smith
Junchao Shangguan
Shailesh Hegde
Justin Vaira
Kirk Miller
Joseph H. Erskine
Sharath Ramesh
Christopher Calvi
Anthony Lozinski
Richard DeLong
Celia Garcia
Casey R Jones
Daniel McDonald
Brian Kight
Philip Rodriguez
Gary Lardy
Sayan Bandyopadhyay
Utpal Doshi
Carlos Henrique
Ace Irvinski
Makay Redd
John Low
Victor Duche
Lekhaj Daggubati
Frank Abbondanza
Devraj Raju
David Rill
Mike Kneuer
Joy Faye Adam
Vardan Patel
Matt Gaboury
Daniel Lane
Rupesh Nara
David Alper
Ralph Cecere
Brian Didsbury
Douglas Gaasvig
Crijnes Pieter Sprinkhuizen
Lisa Brown Spencer
Navakanth Mallela
Justin Leiter
Patrick Enweronye
Anthony Parrish
Lokesh SURAPANENI
John Agelopoulos
Nikhil Chinmaya
Michael Sayles Jr
Samuel Gill
Bryan Ballart
Simraj Bhangoo
Tod Mesirow
Sharon Shemtov
Sudheer K
Julian Rippert
Corey Fagles
Jai Malik
Simon Fong
Alan Yip
Prodromos Lazarou
Matthew Sumpter
Pradeep Pulabarti
Matthew Piche
Anthony Delcourt
Carlos Armour
John Hines
Dee Pittman
Rajneesh Mehra
Angel Soto
Ed Carrel
Ryan DeVore
Mark Bolt
Jamie Jerabek
Landry Wells
Christopher Jacob
Tracy Lee Mosman
Greg Robb
Brandi Alberts
Eric Mendoza
Davender Bhardwaj
Samir Sawhney

Kima Ventures
Rob Lauria
Dr. Ala M Shaqra
Devon Anderson
Alexander Clarence McInt...
Jennifer Lieberman
Matthew Stroia
Steven Leon
La Monte Wayne Peters
josue guevara
Daniel Golman
Cory Liebmann
Kameshwara Mummadav...
Leonard Helbig
Warren Hsu
Theresa Caravello
Alan Aspera
Michael Norris
Norman James
Baron Huntington
Zemel Shropshire
Michael Florida
Paul Washington
Ron Bara
Bjoern Jeske
Marty Marcolongo
Sanjay Subba Rao
David Lanfair
Todd Gilbert
Adolfo Andrade
Pankaj Patel
Suresh Goel
Calvin Nguyen
Mir Pandya
Manvendra Bisht
Uma Maheshwar Reddy K...
Okole Mokolo Nango
Jesus Aguilar
Eric Myers
Robert D Nock
Michael Stoner
Renatta Fairbanks
Jibrell Davis
John Ordway
Walter Lewis
Sam Simmons
Scott Johnson
Darnell Vickers
Bryan McDaniel
Robert Sean Evans
Christopher Eggert
Sarah CAWLEY
Curtis Jackson
Patricia Stockdale
See Yun Chin
Dustin Kopp
Michael Campbell
Sean Purtill
Scott Gall
Douglas Woolley
Chakrapani Innamuri
Ashish Anand
Lily Dinh
Daniel Zhang
Rakesh Patel
Nicholas Malon
Christopher D. Lee
Kieran Ihlefeld
Richard Campbell
Michael Assouline
Jonathan Perrelle
Matthew Soojian
Grant Steffen
Devender Sadanala
Sonu Sunny Mann
Elizabeth Propst
Jordan Welling
Ashish Shetty
Matthew C Barnum
Apurva Shah
Moacyr K Timas

Thank You!

From the Move Team



Chai Mishra
CEO



Robert Davidorf
CFO
Founder of Playlist.com and CFO at several VC-backed startups.



Natasha Allen
External General Counsel
Legal advisor with experience in M&A, general corporate matters, and tax planning strategies.



Philipp Kreibohm
Advisor
Founder CEO of Home24 (One of Europe's Largest Ecommerce Companies)



Jeremy Yamaguchi
Advisor
Founder & CEO at Lawn Love, Founder of Aeron Creative and Golden Shine



Frank Yoo
Advisor
Director of Product Design at Lyft, Former Mobile Design Lead: LinkedIn, Former UI Designer: Yahoo



Kalle Freese
Advisor
Ninth Greatest Barista in The World (World Barista Championship)



Steven Hsiao
Advisor
YC Founder of SpoonRocket



Michael Seibel
Advisor
CEO of YCombinator (Silicon Valleys' Best Incubator)



Brano Perkovich
Advisor
CIO of the San Francisco 49ers



Jason Wang
Advisor
YC Founder of Caviar



Adora Cheung
Advisor
Partner at Y Combinator, Founder of Homejoy, Skilled in Python, Matlab, Product Management, Research

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chaitanya Mishra	Entrepreneur @ Inhabit.io, Inc	2016

Officers

OFFICER	TITLE	JOINED
Chaitanya Mishra	President CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chaitanya Mishra	4,800,000 Common Stock	75.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2016	$270,000	Safe	Section 4(a)(2)
12/2017	$1,164,200	Safe	Section 4(a)(2)
12/2018	$210,700	Safe	Section 4(a)(2)
12/2019	$315,000	Safe	Section 4(a)(2)
11/2016	$19,994		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
11/23/2016	$19,994	0.0%		None	11/23/2021

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	5,564,990	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	598,827

Risks

In order to maintain a good customer experience and hit our revenue goals, we need to be consistently stocked with products. Should there be a product shortage or malfunction caused by COVID-19, our customer experience and revenues could be damaged.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We are building a business in a competitive market. And to succeed, we'll need to build a compelling brand that can stand out. This will require capital and human resources. And an inability to raise these will hamper our ability to grow.

Our business model relies on a network of operations partners, such as distribution centers and suppliers. Over time, our rapid growth might put a strain on our partners' ability to scale. If our partners are unable to scale at a pace that is proportional to ours, we'll have to either rapidly find new partners or

As a food business, we carry food safety risks. While our team undergoes thorough training, this still poses a risk.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Inhabit.io, Inc

- Delaware Corporation
- Organized June 2016
- 6 employees

330 Shaw road
Unit F
San Francisco CA 94080

https://shopmove.co/

Business Description

Refer to the Move profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Move is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/move/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*